SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **March 27, 2003**

TOUCH AMERICA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-31237**	**81-0540231**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

130 North Main, Butte, Montana	**59701-9332**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(406) 497-5100**

Exhibit Index is found on page 4

ITEM 5. OTHER EVENTS.

Arbitration Decision

On March 27, 2003, Touch America Holdings, Inc. (Touch America) issued a press release regarding the Interim Opinion and Order issued by the arbitrator in the arbitration between Touch America and Qwest Communications Corporation. A copy of the press release is attached hereto as Exhibit 99a.

New York Stock Exchange Delisting

On March 28, 2003, a press release was issued by The New York Stock Exchange (NYSE) regarding suspension of trading by the NYSE of Touch America Holdings, Inc. stock for not meeting the exchange's bid price minimum. The Company is now trading on the OTC Bulletin Board under the symbol, TCAH. A copy of the press release is attached hereto as Exhibit 99b.

ITEM 7. EXHIBITS

Exhibit

99a   Press Release dated March 27, 2003, "Arbitrator Rules on Proceeding Between Touch America and Qwest Communications."

99b   Press Release dated March 28, 2003, "NYSE Suspends Trade in Touch America."

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This Form 8-K may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements should be read with the cautionary statements and important factors included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, at Part I, "Warnings About Forward-Looking Statements" and in Item 2 "Warnings About Forward-Looking Statements" in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002. Forward-looking statements are all statements other than statements of historical fact, including, without limitation, those that are identified by the use of the words "expects," "believes," "anticipates," and similar expressions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TOUCH AMERICA HOLDINGS, INC.
(Registrant)

By /s/ J.P. Pederson
J. P. Pederson
Vice Chairman and Chief
Financial Officer

Dated: March 28, 2003

EXHIBIT INDEX

<u>Exhibit 99a</u>

Press Release dated March 27, 2003, "Arbitrator Rules on Proceeding Between Touch America and Qwest Communications."

<u>Exhibit 99b</u>

Press Release dated March 28, 2003, "NYSE Suspends Trade in Touch America."